EXHIBIT 99.2


          OPERATING AND FINANCIAL REVIEW AND PROSPECTS AT AND FOR THE
              THREE MONTHS AND NINE MONTHS ENDED 31 DECEMBER 2004

References to "we", "us", "our", "Yell", the "Group" and the "Yell Group" are to Yell Finance B.V., a company incorporated with limited liability under the law of the Netherlands, and its consolidated subsidiaries.

The following information should be read in conjunction with the unaudited financial information for the Yell Group. The attached financial information has been prepared in accordance with accounting principles generally accepted in the United Kingdom ("UK GAAP"). UK GAAP differs in certain important respects from accounting principles generally accepted in the United States ("US GAAP").

This report contains forward-looking statements. These statements appear in a number of places in this report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, turnover, financial condition, liquidity, prospects, growth, strategies, new products, the level of new directory launches and the markets in which we operate.

You are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. You should read the section entitled "Risk Factors" in our annual report on Form 20-F filed with the US Securities and Exchange Commission (the "SEC") on 8 June 2004 for a discussion of some of these factors. We undertake no obligation publicly to update or revise any forward-looking statements, except as may be required by law.

INTRODUCTION

The Yell Group is the leading provider of classified directory advertising and associated products and services in the United Kingdom and the leading independent provider of classified directory advertising in the United States.

SUMMARY RESULTS


                                                THREE MONTHS ENDED                NINE MONTHS ENDED
                                                  31 DECEMBER                         31 DECEMBER
                                                (POUND) IN MILLIONS              (POUND) IN MILLIONS
-----------------------------------------------------------------------------------------------------
                                                2003         2004     CHANGE        2003        2004       CHANGE
                                             ---------------------------------------------------------------------
Turnover                                       272.7        293.3        7.6%      841.3       897.9        6.7%
Cost of sales                                 (133.4)      (139.0)       4.2%     (384.5)     (410.6)       6.8%
-----------------------------------------------------------------------------------------------------------------
Gross profit                                   139.3        154.3       10.8%      456.8       487.3        6.7%
Distribution costs                              (7.7)        (8.4)       9.1%      (24.9)      (26.1)       4.8%
Administrative costs (including
   exceptional items)                          (89.0)       (96.0)       7.9%     (352.4)     (279.2)     (20.8)%
-----------------------------------------------------------------------------------------------------------------
OPERATING PROFIT BEFORE EXCEPTIONAL ITEMS       42.6         49.9       17.1%      169.6       194.8       14.9%
Exceptional administrative costs                 -            -                    (90.1)      (12.8)
------------------------------------------------------------------------------------------------------------------
OPERATING PROFIT                                42.6         49.9                   79.5       182.0
==================================================================================================================

PROFIT FOR THE FINANCIAL PERIOD BEFORE
   EXCEPTIONAL ITEMS                             9.0         14.3                    31.1        59.9
PROFIT (LOSS) FOR THE FINANCIAL PERIOD           9.0         14.3                  (80.2)        51.9
===================================================================================================================

Gross profit margin (%)                         51.1         52.6                    54.3        54.3

EBITDA (a)                                      72.5         80.0       10.3%       170.0       273.2      60.7%
EBITDA margin (%)                               26.6         27.3                    20.2        30.4

EBITDA before exceptional items (b)             72.5         80.0       10.3%       260.1       286.0      10.0%
EBITDA margin (%) before exceptional items      26.6         27.3                    30.9        31.9

Cash inflow from operations before
   exceptional items and share based
   payments, less capital expenditure           84.1         90.6        7.7%       237.8       261.2       9.8%
Cash conversion before
    exceptional items (%) (c)                  116.0        113.3                    91.4        91.3


(a) EBITDA comprises total operating profit before depreciation and amortisation, both being non-cash items. EBITDA is not a measurement of performance under UK or US GAAP and you should not consider EBITDA as an alternative to (a) operating profit or net (loss) profit for the financial period (as determined in accordance with generally accepted accounting principles), (b) cash flows from operating, investing or financing activities (as determined in accordance with generally accepted accounting principles), or as a measure of our ability to meet cash needs or (c) any other measures of performance under generally accepted accounting principles. EBITDA is not a direct measure of our liquidity, which is shown by the Group's cash flow statement and needs to be considered in the context of our financial commitments. EBITDA may not be indicative of our historical operating results and is not meant to be predictive of our potential future results. We believe that EBITDA is a measure commonly reported and widely used by investors in comparing performance on a consistent basis without regard to depreciation and amortisation, which can vary significantly depending upon accounting methods (particularly when acquisitions have occurred) or non-operating factors. Accordingly, EBITDA has been disclosed in this financial information to permit a more complete and comprehensive analysis of our operating performance relative to other companies and of our ability to service our debt. Because all companies do not calculate EBITDA identically, our presentation of EBITDA may not be comparable to similarly titled measures of other companies. See "Group Operating Profit, EBITDA and EBITDA before Exceptional Items".

(b) EBITDA before exceptional items comprises EBITDA as described above and excludes exceptional costs of (pound)12.8 million incurred in the nine months ended 31 December 2004 relating to litigation brought against our US operations. EBITDA before exceptional items in the nine months ended 31 December 2003 excludes expenses incurred in connection with the initial public offering by our parent company, Yell Group plc, of (pound)90.1 million.

(c) Cash conversion represents cash flow from operations before exceptional items and payments to our parent for shares, less capital expenditure, as a percentage of EBITDA before exceptional items. We believe cash conversion is a relevant measure used by companies to assess performance as it gives a relative measure of the efficiency with which EBITDA is converted into cash. Cash conversion should not be considered by investors as an alternative to group operating profit or profit on ordinary activities before taxation as an indicator of operating performance or as an alternative to cash flow from operating activities. See "Group Operating Profit, EBITDA and EBITDA before Exceptional Items".

YELL GROUP OPERATIONAL INFORMATION


                                                                       NINE MONTHS ENDED 31 DECEMBER
                                                                  -----------------------------------------
                                                                             2003          2004     CHANGE
                                                                  -----------------------------------------
UK printed directories
Unique advertisers (thousands) (a)                                            353           354       0.3%
Directory editions published                                                   68            74
Unique advertiser retention rate (%) (b)                                       78            75
Turnover per unique advertiser (pound)                                      1,185         1,210       2.1%

US printed directories
Unique advertisers (thousands) (a) (c)                                        312           346      10.9%
Directory editions published                                                  390           401
Unique advertiser retention rate (%) (c)                                       69            71
Turnover per unique advertiser ($)                                          2,083         2,285       9.7%

Other UK products and services
Yell.com page impressions for December (millions) (d)                          46            50       8.7%
Yell.com searchable advertisers as at 31 December (thousands)  (e)             94           133      41.5%

___________________

(a) Number of unique advertisers in printed directories that were recognised for turnover purposes and have been billed. Unique advertisers are counted once only, regardless of the number of advertisements they purchase or the number of directories in which they advertise.

(b) The proportion of unique advertisers that have renewed their advertising from the preceding publication. As a result of improvements to our systems, we are now able to include national and key accounts in our measurement of retention. If we had continued to exclude these accounts, the retention rate for the nine months ended 31 December 2004 would have been 74%. We have not adjusted previously reported figures for the nine months ended 31 December 2003. These improvements to our systems have not affected the reporting of our financial results.

(c) As a result of the progress in the United States towards integrating our customer databases, we have been able to make improvements in the ways in which we capture, record and analyse customer information. This has led to a significant overall elimination of duplicate records of unique advertisers. We have not adjusted the previously reported figure for the nine months ended 31 December 2003 for any duplicated records in that period. There remains some overlap in reporting unique advertisers between Yellow Book and acquired businesses that we expect to be removed. These improvements to our systems have not affected the reporting of our financial results. Retention in the US is based on unique directory advertisers.

(d) Growth in page impressions is lower than in previous periods as a result of a site redesign that has reduced the number of pages a user has to access when searching Yell.com.

(e) Unique customers with a live contract at month end. These figures refer to searchable advertisers only, i.e. advertisers for whom users can search on Yell.com. They exclude advertisers who purchase products such as banners and domain names.

TURNOVER


                                          THREE MONTHS ENDED                  NINE MONTHS ENDED 31
                                             31 DECEMBER                            DECEMBER
                                     --------------------------            -------------------------
                                           2003        2004     CHANGE           2003     2004     CHANGE
                                     -------------------------------------------------------------------------
                                         ((POUND) IN MILLIONS)                         ((POUND) IN MILLIONS)
--------------------------------------------------------------------------------------------------------------
UK printed directories                      122.6        127.9   4.3%             417.8   428.8       2.6%
Other UK products and services               10.3         13.7   33.0%             29.7   37.8        27.3%
---------------------------------------------------------------            ----------------------
TOTAL UK TURNOVER                           132.9        141.6   6.5%             447.5   466.6       4.3%
---------------------------------------------------------------            ----------------------
US printed directories:
    US printed directories at
      constant exchange rate (a)            139.8        166.2   18.9%            393.8   479.6       21.8%
    Exchange impact (a)                       -          (14.5)                     -     (48.3)
---------------------------------------------------------------            ----------------------
TOTAL US TURNOVER                           139.8        151.7   8.5%             393.8   431.3       9.5%
---------------------------------------------------------------            ----------------------
GROUP TURNOVER                              272.7        293.3   7.6%             841.3   897.9       6.7%
===============================================================            ====================================

__________________

(a) Constant exchange rate states current period results at the same exchange rate as that used to translate the results for the same period in the previous year. Exchange impact is the difference between the results reported at a constant exchange rate and the actual results reported using current period exchange rates.

Group turnover during the nine months ended 31 December 2004 increased 6.7% to (pound)897.9 million, or 12.5% at a constant exchange rate, from (pound)841.3 million last year. (1)

We recognise turnover from advertising sales for each printed directory on completion of delivery of each directory.

UK Turnover

UK turnover increased 4.3% to (pound)466.6 million. Turnover from printed directories grew 2.6% to (pound)428.8 million. The effect of RPI-6% (2) was to reduce Yellow Pages prices by an average of 3.4%. Yell.com turnover increased by 41.0% to (pound)25.8 million.

The total number of unique print advertisers increased slightly to 354,000. The UK retention rate was in line with the first half of the year at 75% (or 74% excluding national and key accounts). The decline from 78% last year primarily reflects the substantial growth in our advertiser base over the last four years as new customers typically dilute retention.

During the nine months, we grew average turnover per unique advertiser by 2.1% to (pound)1,210 from (pound)1,185 last year.

______________

1. Throughout this report, unless otherwise indicated, references to "for the nine months" or the "nine month period" are to the nine months ended 31 December 2004 and references to "last year", the "prior year" or the "prior period" are to the corresponding period in the previous financial year.

2. Effective from January 2002 and pursuant to undertakings given to the UK Secretary of State for Trade and Industry in July 1996, we are required to cap the rates charged for advertising sold after that date in our UK printed consumer classified directories at the Retail Price Index ("RPI") minus 6% for an expected period of four years from January 2002. During the nine months ended 31 December 2003 and 2004, the average price of advertising in our Yellow Pages decreased by 4.8% and 3.4%, respectively. We are not subject to any regulatory price constraints in the United States. The relevant price cap applied to approximately 48.1% and 46.2% of our Group turnover in the nine months ended 31 December 2003 and 2004, respectively.

In order to reflect changes in demographic, shopping and trading patterns, we rescoped seven directories into thirteen during the first nine months of the year. We plan to rescope a further six directories in the last quarter.

Yell.com continued to grow rapidly, increasing the number of searchable advertisers by 41.5% to 133,000 at 31 December 2004.

Overall, we believe that UK turnover remains firmly on track to meet full year expectations.

US Turnover

US turnover increased by (pound)37.5 million, or 9.5%, from (pound)393.8 million to (pound)431.3 million after taking into account that turnover was negatively affected by (pound)48.3 million from a weakening US dollar. On a constant US dollar basis, US turnover grew by (pound)85.8 million, or 21.8%. The average exchange rate was approximately $1.83:(pound)1.00 in the nine months ended 31 December 2004 against $1.65:(pound)1.00 in the same period last year.

Unique advertisers increased by 10.9% to 346,000, with average turnover per unique advertiser up 9.7% to $2,285 and retention up from 69% to 71%.

Organic turnover grew 15.4%. This comprised strong same-market growth of 12.3%, which benefited from the successful relaunch last year of several major former McLeod directories, and growth of 3.1% from ten new launches. The contribution to growth from acquisitions was 9.3%, mainly from Feist which we acquired in March 2004. Feist's contribution in the final quarter is expected to be a relatively smaller proportion of overall turnover growth. Growth was slowed by 2.9% owing to changes in operating practices including the intentional run down of the CCD partnership as well as production rescheduling to the final quarter.

We believe that US turnover remains firmly on track to meet full year expectations.

COST OF SALES

                                     THREE MONTHS ENDED 31                 NINE MONTHS ENDED
                                            DECEMBER                          31 DECEMBER
                                     -----------------------             ----------------------
                                          2003       2004       CHANGE         2003    2004       CHANGE
                                     ----------------------------------------------------------------------
                                        ((POUND) IN MILLIONS)                     ((POUND) IN MILLIONS)
-----------------------------------------------------------------------------------------------------------
UK printed directories                    52.4       52.2         (0.4%)       158.5   162.3          2.4%
Other UK products and services             3.1        3.6         16.1%          9.2    10.5         14.1%
-----------------------------------------------------------              ----------------------
TOTAL UK COST OF SALES                    55.5       55.8          0.5%        167.7   172.8          3.0%
-----------------------------------------------------------              ----------------------
US printed directories:
    US printed directories at
      constant exchange rate (a)          77.9       91.0         16.8%        216.8   264.1         21.8%
    Exchange impact (a)                    -         (7.8)                       -     (26.3)
-----------------------------------------------------------              ----------------------
TOTAL US COST OF SALES                    77.9       83.2          6.8%        216.8   237.8          9.7%
-----------------------------------------------------------              ----------------------
COST OF SALES                            133.4      139.0          4.2%        384.5   410.6          6.8%
===========================================================================================================

_______________

(a) Constant exchange rate states current period results at the same exchange rate as that used to translate the results for the same period in the previous year. Exchange impact is the difference between the results reported at a constant exchange rate and the actual results reported using current period exchange rates.

We recognise the cost of sales for each directory on completion of delivery of that directory.

Our cost of sales consists principally of costs associated with the publication of directories, including costs of collecting content, paper, printing and pre-press production, as well as bad debt expense. The principal costs of collecting content, which represent a significant portion of our cost of sales, are employee costs of the sales force, including salaries, benefits and commissions, and associated direct costs.

Cost of sales for the UK business increased by (pound)5.1 million, or 3.0%, to (pound)172.8 million in the nine months ended 31 December 2004 from (pound)167.7 million last year. Cost of sales as a percentage of turnover decreased slightly to 37.0% compared to 37.5% for the corresponding period in the prior year.

The 21.8% increase in cost of sales at a constant exchange rate for US printed directories reflected the increase in US turnover. Cost of sales for US printed directories as a percentage of related turnover and at a constant exchange rate was 55.1%, the same as last year.

Our consolidated bad debt expense was (pound)50.7 million, or 5.6% of Yell Group turnover in the nine months ended 31 December 2004, as compared to (pound)47.7 million, or 5.7%, last year. The charge for UK bad debts was 4.3% of UK printed directories and other products and services turnover compared to 4.6% last year. The US bad debt expense was 7.1% of US printed directories turnover in the nine months ended 31 December 2004, as compared to 6.9% for the same period in the prior financial year, reflecting the additional growth and new customers, which historically have a higher risk of default.

GROSS PROFIT AND GROSS PROFIT MARGIN


                                       THREE MONTHS ENDED               NINE MONTHS ENDED
                                          31 DECEMBER                      31 DECEMBER
                                      ---------------------           -----------------------
                                           2003      2004   CHANGE          2003      2004     CHANGE
                                      --------------------------------------------------------------------
                                        ((POUND) IN MILLIONS)                  ((POUND) IN MILLIONS)
----------------------------------------------------------------------------------------------------------
UK printed directories                     70.2      75.7     7.8%         259.3     266.5       2.8%
Other UK products and services              7.2      10.1    40.3%          20.5      27.3       33.2%
---------------------------------------------------------             ------------------------
TOTAL UK GROSS PROFIT                      77.4      85.8    10.9%         279.8     293.8       5.0%
----------------------------------------------------------            ------------------------
US printed directories:
    US printed directories at
      constant exchange rate (a)           61.9      75.2    21.5%         177.0     215.5       21.8%
    Exchange impact (a)                     -        (6.7)                   -       (22.0)
----------------------------------------------------------            ----------------------
TOTAL US GROSS PROFIT                      61.9      68.5    10.7%         177.0     193.5       9.3%
----------------------------------------------------------            ----------------------
GROSS PROFIT                              139.3     154.3    10.8%         456.8     487.3       6.7%
===========================================================================================================

GROSS PROFIT MARGIN (%)
    UK operations                          58.2      60.6                   62.5      63.0
    US operations                          44.3      45.2                   44.9      44.9
GROUP TOTAL (%)                            51.1      52.6                   54.3      54.3
===========================================================================================================

________________

(a) Constant exchange rate states current period results at the same exchange rate as that used to translate the results for the same period in the previous year. Exchange impact is the difference between the results reported at a constant exchange rate and the actual results reported using current period exchange rates.

Gross profit as a percentage of Group turnover was flat at 54.3% for the nine months ended 31 December 2004 and 2003.

Our printed directories business in the United Kingdom, which we view as more developed than that in the United States, and which covers substantially all of the United Kingdom, has historically had higher gross profit margins than those in the United States. In the United States, the different market dynamics and the younger portfolio result in lower gross profit margins. In the nine months ended 31 December 2004, for example, our gross profit margin for our UK operations was 63.0%, compared to 44.9% for our US operations. Our overall gross profit margin is therefore affected, and will continue to be affected, by lower gross profit margins in the United States to the extent our US operations continue to form an increasing portion of the geographic mix of our business.

DISTRIBUTION COSTS AND ADMINISTRATIVE COSTS

Our distribution costs consist mainly of amounts payable to third-party delivery companies with which we contract for the delivery of our printed directories. These costs vary principally due to the number of directories delivered in a financial period. Our distribution costs related to a directory are recognised when the directory is delivered.

Distribution costs increased by (pound)1.2 million, or 4.8%, from (pound)24.9 million (3.0% of Group turnover) in the nine months ended 31 December 2003 to (pound)26.1 million (2.9% of Group turnover) in the nine months ended 31 December 2004. Our distribution costs have increased in line with the growth of our business. Group distribution costs increased by 12.0% at a constant exchange rate.

Our administrative costs consist principally of amortisation and depreciation, advertising, promotion and marketing expenses, administrative staff expenses, information technology costs and staff training. Advertising, promotion and marketing costs represent our most significant discretionary expenses. Administrative costs decreased from (pound)352.4 million to (pound)279.2 million in the nine months ended 31 December 2004. Administrative costs excluding exceptional charges of (pound)12.8 million in 2004 and (pound)90.1 million in 2003 increased by (pound)4.1 million, or 1.6%, from last year. Group administrative costs excluding exceptional charges increased by (pound)23.3 million at a constant exchange rate.

GROUP OPERATING PROFIT, EBITDA AND EBITDA BEFORE EXCEPTIONAL ITEMS


                                        THREE MONTHS ENDED                     NINE MONTHS ENDED
                                            31 DECEMBER                           31 DECEMBER
                                      ------------------------             --------------------------
                                            2003      2004       CHANGE          2003      2004         CHANGE
                                      -------------------------------------------------------------------------
                                          ((POUND) IN MILLIONS)                       ((POUND) IN MILLIONS)
---------------------------------------------------------------------------------------------------------------
UK OPERATIONS
Operating profit, including
  exceptional items                         22.9      22.5                       81.7     119.6
Depreciation and amortisation               17.1      17.5                       51.9      52.6
-----------------------------------------------------------                ----------------------
UK OPERATIONS EBITDA                        40.0      40.0                      133.6     172.2
Exceptional items                            -         -                         35.3       -
-----------------------------------------------------------                ----------------------
UK OPERATIONS EBITDA BEFORE
  EXCEPTIONAL ITEMS                         40.0      40.0        0.0%          168.9     172.2          2.0%
-----------------------------------------------------------                ----------------------

US OPERATIONS
Operating profit, including
  exceptional items                         19.7      27.4                       (2.2)     62.4
Depreciation and amortisation               12.8      12.6                       38.6      38.6
-----------------------------------------------------------                ----------------------
US OPERATIONS EBITDA                        32.5      40.0                       36.4     101.0
Exceptional items                            -         -                         54.8      12.8
-----------------------------------------------------------                ----------------------
US OPERATIONS EBITDA BEFORE
  EXCEPTIONAL ITEMS                         32.5      40.0       23.1%           91.2     113.8         24.8%
-----------------------------------------------------------                ----------------------
US OPERATIONS EBITDA BEFORE
  EXCEPTIONAL ITEMS AT CONSTANT
  EXCHANGE RATE (a)                         32.5      43.9       35.1%           91.2     126.5         38.7%
-----------------------------------------------------------                ----------------------

GROUP
Operating profit, including
  exceptional items                         42.6      49.9                       79.5     182.0
Depreciation and amortisation               29.9      30.1                       90.5      91.2
-----------------------------------------------------------                ----------------------
GROUP EBITDA                                72.5      80.0       10.3%          170.0     273.2         60.7%
===========================================================                ======================

GROUP
Operating profit before exceptional
  items                                     42.6      49.8                      169.6     194.8
Depreciation and amortisation               29.9      30.2                       90.5      91.2
-----------------------------------------------------------                ----------------------
GROUP EBITDA BEFORE EXCEPTIONAL
  ITEMS                                     72.5      80.0       10.3%          260.1     286.0         10.0%
===========================================================                ======================
GROUP EBITDA BEFORE EXCEPTIONAL
  ITEMS
  AT CONSTANT EXCHANGE RATE(a)              72.5      83.9       15.7%          260.1     298.7         14.8%
===========================================================                ======================

EBITDA MARGIN (%)
     UK operations                          30.1      28.2                       29.9      36.9
     US operations                          23.2      26.4                        9.2      23.4

EBITDA MARGIN BEFORE EXCEPTIONAL
  ITEMS (%)
     UK operations                          30.1      28.2                       37.7      36.9
     US operations                          23.2      26.4                       23.2      26.4
===========================================================                ======================

_________________

(a) Constant exchange rate states current period results at the same exchange rate as that used to translate the results for the same period in the previous year.

Group EBITDA before exceptional costs increased 10.0% to (pound)286.0 million, or 14.8% at a constant exchange rate. The Group adjusted EBITDA margin increased one percentage point to 31.9%, driven by the strong US performance.

UK EBITDA before exceptional costs rose 2.0%, or (pound)3.3 million to (pound)172.2 million, reflecting the continued excellent progress of Yell.com, which partially offset significant investment to support continuing revenue growth of our printed directories. Yell.com increased its EBITDA to (pound)7.2 million (operating profit of (pound)5.8 million with depreciation of (pound)1.4 million added back) from (pound)3.7 million last year (operating profit of (pound)2.1 million with depreciation of (pound)1.6 million added back). The UK EBITDA margin was 36.9%, compared with 37.7% in the previous year after excluding exceptional IPO costs.

In the US, strong revenue growth and operational leverage resulted in 24.8% growth in EBITDA before exceptional costs to (pound)113.8 million from (pound)91.2 million last year, or 38.7% growth at a constant exchange rate. The US EBITDA margin of 23.4% is significantly higher than last year's margin of 9.2%, which was suppressed by the exceptional costs of our parent's initial public offering. Excluding exceptional costs, the US EBITDA margin increased from 23.2% to 26.4% as a result of the high conversion of revenue outperformance into profit.

NET INTEREST PAYABLE

Net interest payable was (pound)95.1 million in the nine months ended 31 December 2004, a decrease of (pound)17.5 million from (pound)112.6 million last year before exceptional interest charges of (pound)58.4 million. The decrease is a result of the new capital structure which our parent company put in place following its initial public offering last year. Net interest expense comprised (pound)57.5 million of net interest paid or to be paid within a six-month period, (pound)7.8 million of interest rolled up into our long-term debt, (pound)4.0 million of amortised financing costs and (pound)25.8 million of interest payable to our parent company.

TAXATION

The taxation charge was (pound)39.8 million for the nine months ended 31 December 2004 before exceptional tax credits of (pound)4.8 million, and (pound)25.9 million last year before exceptional tax credits of (pound)37.2 million. We expect the future taxation charges to increase once we have recognised the net operating losses that are available to offset future taxable income in the United States.

NET PROFIT (LOSS)

The net profit was (pound)51.9 million for the nine months ended 31 December 2004 compared to a net loss of (pound)80.2 million for the same period in the prior year. Excluding the effect of the exceptional items, the net profit for the nine months ended 31 December 2004 would have been (pound)59.9 million, compared to (pound)31.1 million in 2003. This increase in profit reflects the turnover growth, margin improvements in the United States and substantial savings brought about by the new capital structure.

LIQUIDITY AND CAPITAL RESOURCES

Apart from significant acquisitions, which we have funded through a combination of borrowings and cash flows from operations, we have funded our existing business largely from cash flows generated from our operations. We believe that we have sufficient working capital to meet our operating and capital expenditure requirements. In addition, we have access to a (pound)200 million revolving credit facility as part of the senior credit facilities, which expires on 7 July 2008.

Cash Flows


                                                           THREE MONTHS ENDED       NINE MONTHS ENDED
                                                               31 DECEMBER            31 DECEMBER
                                                   ----------------------------------------------------
                                                            2003       2004         2003         2004
                                                   ----------------------------------------------------
                                                        ((POUND) IN MILLIONS)    ((POUND) IN MILLIONS)
-------------------------------------------------------------------------------------------------------
Net cash inflow from operating activities                   88.5       90.4         183.1        260.7
Net cash outflow from returns on investments and
  servicing of finance                                     (33.2)     (11.0)       (148.5)       (49.4)
Taxation                                                    (5.6)      (6.7)        (10.2)       (21.5)
Net cash outflow for capital expenditure and
  acquisitions                                             (10.0)      (6.9)        (23.7)       (15.6)
Purchase of parent company shares for employee
  trust                                                        -       (6.6)           -          (6.6)
-------------------------------------------------------------------------------------------------------
Net cash inflow before financing                            39.7       59.2           0.7        167.6
Net cash inflow (outflow) from financing                     2.0      (29.9)        103.5       (115.4)
-------------------------------------------------------------------------------------------------------
Increase in cash in the period                              41.7       29.3         104.2         52.2
=======================================================================================================

Net cash inflow from operating activities for the nine months ended 31 December 2004 was (pound)260.7 million, compared with a net inflow of (pound)183.1 million for the nine months ended 31 December 2003. The net inflow last year was suppressed by large one-off payments for costs related to our parent's initial public offering. The remaining increase from last year is primarily driven by the improvement in operating profit partially offset by investment in working capital.

Net cash outflow from returns on investments and servicing of finance was (pound)49.4 million of cash-pay interest for the nine months ended 31 December 2004. This compares to (pound)148.5 million for the nine months ended 31 December 2003, which included one-off payments of (pound)35.8 million associated with refinancing the group at the time of our parent's initial public offering.

Net cash outflow for capital expenditure and acquisitions comprises capital expenditure on fixed assets and purchases of businesses, net of cash acquired. Capital expenditure in the nine months ended 31 December 2004 was (pound)15.6 million compared to (pound)17.9 million in the same period last year. In the same period last year there was also (pound)5.8 million of cash outflows relating to the purchase of subsidiary undertakings. The (pound)6.6 million cash outflow for the purchase of parent company shares relates to shares bought and held in trust for an employee incentive plan.

The net increase in cash is stated before the effects of foreign currency exchange movements. Foreign currency exchange movements had the effect of reducing the increase in cash on hand and in bank by (pound)2.6 million and (pound)2.1 million, respectively, in the three and nine months ended 31 December 2004.

Cash Conversion

The cash inflow from operations after capital expenditure but before payments of exceptional items and share based settlements was (pound)261.2 million for the nine months ended 31 December 2004 and (pound)237.8 million last year. This was an increase of 9.8% after accounting for foreign currency exchange movements, or 13.7% at a constant exchange rate. This underlying cash performance ("operating cash flow") is used by management to monitor business performance. In this performance measure we included capital expenditure for the nine months ended 31 December 2004 and 2003 of (pound)15.6 million and (pound)17.9 million, respectively. We excluded payments of exceptional items totalling (pound)13.6 million and (pound)70.6 million during the nine months ended 31 December 2004 and 2003, respectively. We excluded share based payments totalling (pound)2.5 million in the nine months ended 31 December 2004 and (pound)2.0 million in the nine months ended 31 December 2003.

Our performance measure operating cash flow of (pound)261.2 million for the nine months ended 31 December 2004 as a percentage of EBITDA before exceptional items of (pound)286.0 million was 91.3% ("cash conversion"). The performance measure operating cash flow of (pound)237.8 million for the nine months ended 31 December 2003 as a percentage of EBITDA before exceptional items of (pound)260.1 million was 91.4%. Cash conversion can vary quarterly during the year according to timing of payments and receipts in relation to the phasing of EBITDA. Cash conversion is expected to slow in the final quarter owing to planned investment in next year's US launches.

Capital Resources

At 31 December 2004, we had cash of (pound)68.5 million, compared to (pound)18.4 million at 31 March 2004.

We intend to make special pension contributions totalling (pound)17 million, paying approximately half before the financial year end. These contributions are the first step in alleviating the level of pension deficit and, while reducing cash flow from operations, will have no effect on amounts presented in our consolidated profit and loss accounts.

We expect that any significant acquisitions or other significant expenditures, including those related to the development of our online services and special pension contributions, would be financed through any one or more of operating cash flow, credit facilities and the issue of new debt and equity securities.

We had net debt of (pound)1,647.0 million at 31 December 2004, compared to (pound)2,096.4 million at 31 March 2004 as set out below.

                                                                        AT 31 MARCH      AT 31 DECEMBER
                                                                               2004                2004
                                                                      -------------- -------------------
                                                                               ((POUND) IN MILLIONS)
--------------------------------------------------------------------------------------------------------
Long-term loans and other borrowings
    Term Loan A1 - denominated in sterling                                    624.0               584.0
    Term Loan A2 - denominated in US dollars                                  323.8               311.1
    Term Loan - Senior revolving credit facility                                5.0                  -
    Senior notes                                                              308.2               309.9
    Other                                                                       0.8                 1.4
--------------------------------------------------------------------------------------------------------
Total debt owed to third parties                                            1,261.8             1,206.4
Subordinated parent company loans                                             873.1               525.1
--------------------------------------------------------------------------------------------------------
Total debt, including subordinated parent company loans                     2,134.9             1,731.5
Unamortised financing costs                                                  (20.1)              (16.0)
--------------------------------------------------------------------------------------------------------
Total debt, net of unamortised financing costs                              2,114.8             1,715.5
Cash at bank                                                                 (18.4)               (68.5)
--------------------------------------------------------------------------------------------------------
NET DEBT AT END OF THE PERIOD                                               2,096.4             1,647.0
========================================================================================================

From 1 April 2004, all European companies in the Yell Group are subject to new transfer pricing and thin capitalisation rules for tax purposes. Yell Finance B.V. issued shares in April 2004 for a value of (pound)300.0 million to settle subordinated parent company loans as a response to these rules. We also funded our parent company's dividend obligations by paying (pound)70.0 million in cash to settle subordinated parent company loans in the nine months ended 31 December 2004. Yell Group made payments during the nine months ended 31 December 2004 of (pound)40.0 million on the senior credit facility as required by the senior credit facility agreement, as well as repaying (pound)5.0 million that had been drawn down against the senior revolving credit facility at 31 March 2004.

Net third-party debt, excluding subordinated parent company loans, of (pound)1,121.9 million as a multiple of EBITDA before exceptional items over the last 12 months of (pound)386.0 million was 2.9. This compares to a multiple of
3.4 at 31 March 2004.

Debt Obligations

We are required to satisfy interest and principal payments on our borrowings as they become due. To the extent we are not able to fund any principal payment at maturity or any interest payment when due from cash flow from operations, we would be required to refinance this indebtedness pursuant to credit facilities and/or the issue of new debt and equity securities into the capital markets. No one has guaranteed our obligations under the senior notes or has any obligation to provide additional equity financing to us.

The terms of our senior credit facilities require us to maintain specified consolidated financial ratios for net total debt to earnings before interest, tax, depreciation and amortisation ("EBITDA", as defined in the senior credit facilities), EBITDA to net cash interest payable and, until 31 March 2005, net senior debt to EBITDA.

OTHER MATTERS

Off Balance Sheet Arrangements

We do not have any off balance sheet arrangements other than the hedges discussed below.

Market-Related Risks

Interest is payable under our senior credit facilities at a variable rate. We could, therefore, be adversely affected if interest rates were to rise significantly. Under the Senior Facilities Agreement dated 8 July 2003 we were required to have fixed or capped interest on at least 50% of net interest payments during the 21 months following each month end. This requirement ceased once the Group Leverage Ratio fell below 3.5 times "EBITDA" (as defined in the Senior Facilities Agreement). Over the period to December 2006 we have fixed interest initially on approximately 50% of the indebtedness under the senior credit facilities using interest rate swaps. This strategy is reviewed on a quarterly basis. When combined with the fixed rate senior notes, we have fixed our interest rates on approximately 65% of our total gross debt until December 2006, falling to approximately 32% thereafter. At 31 December 2004, we had (pound)0.2 million net unrecognised gains on interest rate swaps that will be recognised when the interest is paid.

All of these instruments are entered into for hedging purposes and, under UK GAAP, gains and losses on these instruments are deferred and only recognised in income when the underlying transaction is recorded. Such instruments have not been designated and do not qualify for hedge accounting under the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards No 133 "Accounting for Derivative Instruments and Hedging Activities", as amended and interpreted, for US GAAP purposes.

All significant cash inflows and outflows associated with our operations in the United Kingdom are denominated in pounds sterling, and all significant cash inflows and outflows associated with our operations in the United States are denominated in US dollars. However, our financial information is presented in pounds sterling, and changes in the exchange rate between the US dollar and pounds sterling will affect the translation of the results of our operations into pounds sterling. The composition of our debt partially hedges exchange rate fluctuations, because 38.1% of our external debt and 32.0% of our net external interest expense are denominated in US dollars, thereby reducing our US EBITDA exposure by approximately 19.0%. We do not currently intend to hedge any foreign exchange rate risk relating to US dollar-denominated notes, although we will continue to review this practice.

At 31 December 2004, we had (pound)452.9 million of borrowings denominated in US dollars net of deferred financing fees, and (pound)885.9 million of borrowings, also net of deferred financing fees, that accrue interest at variable rates, before taking into account hedging arrangements. The following examples illustrate the effect certain changes in foreign exchange rates and interest rates would have had in the nine months ended 31 December 2004. The following discussion of estimated amounts generated from the sensitivity analysis is forward-looking and involves risks and uncertainties. If the amount or mix of long-term borrowings is different, then the following examples may not be indicative of the effects of changing exchange rates and interest rates.

If the variable interest rates had been 1.0% higher or lower with no change in foreign exchange rates, our interest charge for the nine months ended 31 December 2004 would vary by approximately (pound)3.2 million higher or lower, respectively, taking into account our hedging arrangements, or (pound)9.2 million higher or lower, respectively, without taking into account hedging arrangements.

If the average exchange rate of the US dollar as measured against the pound sterling had been 10% higher or lower, with no change in variable rates of interest, then the interest payable for the nine months ended 31 December 2004 would have been approximately (pound)1.5 million lower or (pound)1.8 million higher, respectively.

Our exposure to interest rate fluctuations will depend on the amount of variable-rate indebtedness that we have outstanding and the extent of any hedging arrangements that we put in place. Similarly, our exposure to currency fluctuations will depend on the mix of US dollar and pounds sterling-denominated indebtedness and the extent of any hedging arrangements.

Litigation

On 22 January 2004, Verizon Communications Inc. ("Verizon") filed suit in New York alleging that sales and marketing communications published by Yellow Book USA were misleading and caused Verizon to lose revenue. On 7 October 2004, the court delivered its final judgment in which it approved the terms of a settlement agreement reached between the parties.

Since the current year's half year results were announced, Yellow Book USA has been served with complaints filed as class actions in four US states by customers alleging violations of consumer protection legislation. We believe that the plaintiffs are relying on findings of the New York court in the now-settled suit brought against Yellow Book USA by Verizon. We are in consultation with our legal advisers and those of the plaintiffs as regards the merits and possible financial effect of these actions. We are unable to reliably estimate any potential cost arising from these actions at this time; therefore, we have not provided for any costs in connection with these actions.

Current UK Regulatory Review

The current regulatory regime is being reviewed by the Office of Fair Trading
(OFT). In August last year, the OFT stated that they expected the review to be completed in the spring of this year.

In November, they announced that this review would now take the form of a Market Study under the terms of the Enterprise Act - still keeping to the spring completion date. As we have consistently stated, a Market Study can have a number of outcomes such as the withdrawal of undertakings, the acceptance by the OFT of new undertakings or a referral to the Competition Commission.

The OFT has carried out its initial information gathering exercise and is now consulting with us and other industry participants. This is a confidential dialogue and no further information can be given at this stage.

International Financial Reporting Standards

In June 2002, the Council of Ministers of the European Union approved a regulation requiring all companies that are governed by the law of a Member State of the European Union and whose securities are admitted to trading on a regulated market of any Member State to prepare their consolidated financial statements in accordance with International Financial Reporting Standards ("IFRS") as adopted by the European Union. The Regulation is to be effective for each financial year starting on or after 1 January 2005.

It is expected that developments in IFRS will continue between now and our 2006 financial year, and consequently there is uncertainty about exactly what we will be required to report under IFRS from 1 April 2005. This uncertainty will be reduced as the International Accounting Standards Board finalises and publishes its standards, the European Union adopts the published standards and the SEC issues formal guidance on transitional reporting requirements. Please read the section entitled "Operating and Financial Review and Prospects - International Financial Reporting Standards" in the 31 March 2004 Annual report on Form 20-F filed with the SEC on 8 June 2004 for a description of IFRS standards issued. The UK Accounting Standards Board is adopting a phased transition to the conversion of existing UK GAAP. It is possible that by the implementation date set by the European Union, UK GAAP will not be fully aligned with IFRS.

We will report our results from 1 April 2005 in accordance with IFRS with comparative information for the relevant periods restated in accordance with IFRS. We have established a working party to assess the effects of IFRS on our financial reporting and to prepare for adoption of IFRS from 1 April 2005.

Critical Accounting Estimates

In general, our accounting policies are consistent with those generally adopted by others operating within the same industry in the United Kingdom. Our accounting policies are set out in our audited financial statements contained within the Form 20-F filed with the SEC on 8 June 2004. A discussion of the most significant policies that require our management to make subjective and complex judgments or to consider matters that are inherently uncertain are also contained in that document.

CONSOLIDATED RESULTS OF OUR PARENT COMPANY

We have included the financial information of our parent company, Yell Group plc, and its subsidiaries, as an exhibit with the consolidated financial information of Yell Finance B.V., in order to disclose what our parent company reports to the London Stock Exchange and to satisfy the requirement of our parent company to produce a UK GAAP to US GAAP reconciliation for US employees.